SBS Technologies
FY 2006 Long-Term Executive Incentive Plan

I. Purpose

The purpose of the Long-Term Incentive Plan (Plan) is to promote the long-term interests of SBS Technologies, Inc. (Company) and its stockholders by providing a means for attracting and retaining designated key executives of the Company through a system of cash bonuses and restricted stock based on the accomplishment of long-term, predefined objectives.

II. Philosophy

This Plan, sometimes referred to as a Performance Unit Plan, is intended to provide participants with a substantial incentive to achieve or surpass long-range financial goals for the Company based on the implementation of the Strategic Plan as presented by the CEO in April, 2005, resulting in attractive total compensation for the designated executives.

III. Performance Goals

The metrics established for the cash award under this Plan are Company average annual earnings per share growth and Operating Margin over the three-year period beginning July 1, 2005 and ending June 30, 2008. "Operating Margin" means operating income of the Company divided by sales, calculated in accordance with generally accepted accounting principles (GAAP).

Level I, Level II and Level III thresholds for each of the Company metrics will be established by the Board of Directors. The weighting of the two metrics is as shown in Figure A. The metrics have been weighted to reflect the ability of the executives as a whole to impact factors under their control, while holding them responsible for the health of the Company's business.

Figure A:

Metric	Weighting
Average annual 3-year EPS growth	40%
Operating Margin	60%

The calculation for the metrics shall be as follows:

● For calculation of average annual three-year EPS growth, the reported fully diluted earnings per share of the Company for each of the fiscal years ending June 30, 2006, June 30, 2007 and June 30, 2008 shall be divided by the reported fully diluted earnings per share of the Company for the immediately preceding fiscal year. The resulting numbers shall be added and divided by three to determine the average annual 3-year EPS growth.

● For calculation of Operating Margin, total operating income of the Company for the period of July 1, 2005 through June 30, 2008 (the "Plan Term") shall be divided by total sales of the Company during the Plan Term.

IV. Implementation and Eligibility

The term of this Plan is July 1, 2005 through June 30, 2008. Implementation of this Plan is the responsibility of the Chief Executive Officer.

Performance of the Company above any threshold but less than the next threshold, will result in a graduated proportional pay-out; below Threshold I performance results in no pay-out.

Performance units under this Plan have been equated to specific dollar equivalents for each participant as determined by the Board of Directors. The level of the cash award was set based on job market considerations and the value of the position. The total maximum cost of the cash incentive portion of this Plan at Threshold III is $1,401,478.

In the event of a Company-level transaction, such as an acquisition, the Company's metrics will be re-examined to accurately reflect organic growth for the purposes of this Plan.

Upon the expiration of the term of this Plan, the MDCC may adjust the total cash payable to participants, to be pro-rated among the participants, +/-15% based on significant changes in market conditions from those existing when the Plan was established.

Cash payments under this Plan shall be paid in the final payroll disbursement of August, 2008 (the Bonus Payment Date). Participants in this Plan must be employees of the Company throughout the term of this Plan and on the Bonus Payment Date to be eligible for any payment under this Plan.

The participants in this Plan are the Chief Executive Officer, Chief Financial Officer, Chief Operating Officer, General Counsel, and all other persons identified by the Board of Directors as participants in this Plan. Inclusion in this Plan does not guarantee participants will be included in future plans.

This Plan does not create or imply the creation of an employment contract between the Company and any participant, nor does it constitute a guarantee of employment for any specific period of time.

V. Restricted Stock Award

To retain the designated executives, a grant of restricted shares will be made on the date that the Board of Directors approves this Plan. The shares will vest immediately on June 30, 2008. Participants must be employees of the Company throughout the term of this Plan. The restricted shares will vest at the appropriate date regardless of whether any cash award is paid under this Plan.

In the event of a change in control of the Company, the restricted stock will vest on the date of the close of the change of control transaction.

Restricted stock has been apportioned based on market data for each position and current base salary by the Board of Directors. Restricted stock granted to the named executive officers, plus grants to all other executives as a group, is shown in Figure B.

Figure B: Restricted Stock Award

Executive	Award
CEO	16,147
COO	7,840
CFO	7,840
Gen. Counsel	2,758
Others	18,877
Total	53,462